Exhibit 4.6

Summary of Employment Arrangements

between Bayer Aktiengesellschaft

and Klaus Kühn

Term: K. Kühn was appointed member of the Board of Management of the Company by the Supervisory Board effective May 1, 2002. The term will expire on April 30, 2007.

Compensation: The aggregate remuneration of K. Kühn for 2004 is comprised of the following elements:

Base salary: EUR 408,417. K. Kühn also received remuneration in kind totaling EUR 25,348 and consisting mainly of amounts such as the value assigned to the use of a company car for taxation purposes.

Fixed supplement: EUR 170,647

Variable bonus: EUR 771,120 (determined by attainment of the group cash flow target)

Stock option rights: K. Kühn received a total of 6,735 option rights on the basis of his own investments. The options from this tranche had a market value of EUR 212,355 at the closing date.

Retirement: K. Kühn is entitled to receive pension up from the age of 60. The yearly pension entitlement is based on at least 30% of the sum of the last yearly base salary and fixed supplement. This percentage increases over time depending on years of service as a Board member and determines the final target pension level which is capped at 80%. These amounts are in addition to any amounts received as a result of his participation in Bayer’s Employee Pension Plan (See Item 6).